SECOND AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT

OF

SEIR HILL, LLC

as of

May [●], 2021

SECOND AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
SEIR HILL, LLC

THIS SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (this "*Agreement*"), dated as of May [●], 2021 (the "*Effective Date*"), of SEIR HILL, LLC, a Delaware limited liability company (the "*Company*"), is entered into by and among the Company and the Persons named in Schedule A attached hereto and made a part hereof (each a "*Member*" and collectively, the "*Members*"), and each Person subsequently admitted as a Member of the Company and agreeing to be bound hereby.

RECITALS:

WHEREAS, the Company was formed under the laws of the State of Delaware by the filing of a Certificate of Formation with the Secretary of State of the State of Delaware on May 22, 2020 (the "*Certificate*"); and

WHEREAS, effective as of January 24, 2021, the amended and restated limited liability company agreement of the Company (the "*Prior Operating Agreement*") was adopted by the Company and its then sole Member; and

WHEREAS, the parties hereto desire to enter into this Agreement in order to (i) amend and restate the Prior Operating Agreement in its entirety, and (ii) provide for the governance of the Company and to set forth the Members' respective rights and duties relating to the Company;

NOW, THEREFORE, in consideration of the foregoing and the covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, each intending to be legally bound, hereby agree as follows:

ARTICLE 1
CERTAIN DEFINITIONS

Certain terms not otherwise defined in the Certificate below shall have the meanings ascribed to them in Schedule B attached hereto and are expressly made a part hereof.

ARTICLE 2
GENERAL PROVISIONS

2.1   Formation. The parties agree to continue the Company under and pursuant to the Act. The Company was organized as a limited liability company by the filing of the Certificate with the Secretary of State of the State of Delaware on May 22, 2020. The Members hereby approve and ratify all actions taken by Brian Miller in filing the Certificate.

2.2 <u>Name</u>. The name of the Company is "Seir Hill, LLC", or such other name as may from time to time be selected by the Manager; provided, that the Manager shall provide notice of such change of name to the Members as promptly as practicable after such change.

2.3 <u>Purpose</u>. The Company is formed for the purposes of engaging in any lawful business or activity for which limited liability companies may be formed under the Act, as such business or activity may be determined by the Manager from time to time.

2.4 <u>Office</u>. The principal place of business of the Company shall be located at 76 Seir Hill Rd, Wilton, Connecticut 0689, or such other location as the Manager may determine from time to time; <u>provided</u>, that the Manager shall provide notice of such change of the principal place of business to the Members as promptly as practicable after such change. The Manager may establish other places of business of the Company when and where required by or advisable to the Company's business.

2.5 <u>Term</u>. The term of the Company commenced with the filing of the Certificate with the office of the Secretary of State of the State of Delaware and shall continue until the Company is dissolved or terminated pursuant to and in accordance with this Agreement or the Act.

2.6 <u>Ownership of Company Property</u>. All property acquired by the Company, real or personal, tangible or intangible, shall be owned by the Company as an entity, and no Member, individually, shall have any ownership interest therein solely due to its capacity as a Member.

2.7 <u>Registered Office; Registered Agent; Principal Office in the United States; Other Offices</u>. The registered agent and registered office of the Company required by the Act to be maintained in the State of Connecticut shall be as provided in the Certificate or such other registered agent or office (which need not be a place of business of the Company) as the Manager may designate from time to time in the manner provided by Applicable Law.


ARTICLE 3
CAPITAL CONTRIBUTIONS, STRUCTURE AND CAPITAL ACCOUNTS


3.1 <u>Capital Contributions</u>.

(a)   The Members have made Capital Contributions to the Company in property, services and/or cash. In consideration of the Members making such Capital Contributions, the Company has issued to the Members the number of Units set forth opposite the name of each Member on <u>Schedule A</u>.

(b)   No Member shall be obligated to make any additional contribution to the capital of, or otherwise advance any sum to, the Company. Any Person admitted to the Company as an Additional Member after the Effective Date pursuant to Section 7.5 shall contribute such amount of cash and/or property to the capital of the Company, and at such time or times, as the Manager, together with a Supermajority in Interest, shall determine consistent with the terms of this Agreement.

(c)   From time to time, the Members, in good faith and by vote or written consent of a Supermajority in Interest, may determine that the Company requires additional capital above and beyond any initial capital contribution (the "*Additional Capital*"). Upon any such determination, the Manager shall have the discretion and authority to determine the method for obtaining or raising such capital, subject to complying with the other terms and conditions hereof, including Section 7.8 (Preemptive Rights).

3.2   Authorized Units; General Provisions with Respect to Units. Subject to the provisions of this Agreement, the Company is authorized to issue equity interests in the Company designated as "*Units*" at varying prices per Unit as a Supermajority in Interest may approve and such Units shall constitute limited liability company interests under the Act. Each authorized Unit may be issued pursuant to such agreements as a Supermajority in Interest shall approve. The total number of Units that the Company shall initially have authority to issue is 100,000 Units and the amount of Units outstanding as of the date hereof is set forth on Schedule B attached hereto. All Units shall have the right to vote on all matters subject to the vote of Members pursuant to this Agreement and the Act.

3.3   Capital Accounts. A Capital Account shall be established for each Member, and shall be maintained in accordance with Code Section 704(b) and the Treasury Regulations thereunder (including Section 1.704-1(b)(2)(iv) thereof). Adjustments shall be made to the Capital Accounts for all distributions and allocations as required by Code Section 704(b) and the related Treasury Regulations.

3.4   Return of Capital Contributions; Interest. No Member will have the right to the return of his Capital Contributions except as expressly provided in this Agreement. No Member will have the right to withdraw all or any of his Capital Contributions, to receive any return or interest on his Capital Contributions or the balance in his Capital Account, or to receive any distributions or payments from the Company, except as expressly provided in this Agreement.

3.5   Negative Capital Accounts. No Member shall be required to pay to any other Member or the Company any deficit or negative balance that may exist from time to time in such Member's Capital Account (including upon and after dissolution of the Company).


ARTICLE 4
ALLOCATIONS


4.1   Allocations of Profits and Losses. Profits and Losses for each Fiscal Year shall be allocated to the Members, *pro rata*, in accordance with each Member's Equity Percent.

4.2   Qualified Income Offset. While a deficit balance in a Capital Account shall reduce such Member's right to a return of capital of the Company, a deficit balance shall not constitute an obligation of that Member or any other Member to the Company to repay the amount of such deficit balance, except to the extent required by law. In the event a Member unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Section 1.704-

1(b)(2)(ii)(d)(4), (5) or (6), which reduces any Member's Capital Account below zero or increases the deficit balance in such Member's Capital Account, Profit (including gain) shall be allocated to such Member in an amount and manner sufficient to eliminate any deficit balance in that Member's Capital Account created by such adjustments, allocations or distributions as quickly as possible in accordance with Treasury Regulation Section 1.704-1(b)(2)(ii)(d). Any such allocation of Profit pursuant to this Section 4.2 shall be made to each Capital Account having a deficit balance in the proportion such deficit balance bears to the aggregate of all deficit Capital Account balances. Any allocations of Profit pursuant to this Section 4.2 shall be taken into account, to the extent feasible, in computing subsequent allocations of Profit and Loss so that the net amount of all items allocated to each Member pursuant to this Article 4 shall, to the extent possible, be equal to the net amount that would have been allocated to each such Member pursuant to the provisions of this Article 4 if such adjustments, allocations or distributions had not occurred. This Section 4.2 is intended to satisfy the "qualified income offset" provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d).

4.3   Tax Allocations of Code Section 704(c). Income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall, solely for income tax purposes, be allocated among the Members in accordance with Code Section 704(c) and the related Treasury Regulations.


ARTICLE 5
DISTRIBUTIONS


5.1   Mandatory Distributions. For and with respect to each Fiscal Year in which the Company has a Profit, the Company shall make Distributions to the Members in an aggregate amount not less than [●] ([●]%) percent of the Profit for that year, with any remaining Profit reserved for operations and expansion. Distributions shall be made in such amounts and at such times as the Manager, in his reasonable discretion, shall determine; provided, however, that the cumulative Distributions for a given Fiscal Year shall be made by not later than January 31st of the year immediately following the Fiscal Year to which the cumulative Distributions relate.

5.2   Limitations on Distributions. No Distribution to the Members shall be declared or paid unless, after giving effect to such Distribution, the fair market value of all assets of the Company exceeds all liabilities of the Company.


ARTICLE 6
MANAGEMENT OF THE COMPANY; INFORMATION


6.1   Rights and Powers of the Manager.

(a)   *Manager*. The ordinary and usual decisions concerning the business affairs of the Company shall be made by the Manager. There shall initially be one (1) Manager. The initial Manager shall be Brian Miller.

(b)   *Authority*. The act of the Manager for the purpose of apparently carrying on in the usual way the business or affairs of the Company, including the exercise of the authority indicated in this Article 6, shall bind the Company and no Person dealing with the Company shall have any obligation to inquire into the power or authority of the Manager acting on behalf of the Company.

(c)   *Management of the Company*. Except for actions with respect to which the approval of Members is expressly provided for by this Agreement or by non-waivable provisions of Applicable Law (which actions shall be exclusively within the power and authority of the Members unless this Agreement clearly indicates otherwise), all management powers over the business and affairs of the Company shall be exclusively vested in the Manager, and provided further that the Manager may delegate certain powers and associated duties, including, without limitation, responsibility for management of day-to-day operations.

(d)   *Expenses and Compensation*. The Company shall reimburse the Manager for all reasonable out-of-pocket expenses incurred in connection with the performance of his duties as the Manager, in each case upon presentation of appropriate documentation therefor. The Manager shall receive compensation for performing his duties as a Manager under this Agreement in an amount determined by a Supermajority in Interest.

6.2   Certain Actions Requiring Member Consent. Notwithstanding anything to the contrary contained in this Agreement, without the consent of a Supermajority in Interest, the Manager shall not have the authority to approve or take, or cause the Company to approve or take, any of the following actions:

(i)   establish or create a new class of Units;

(ii)   a Sale Event;

(iii)   convert the Company to a corporation or other form of business entity;

(iv)   hire, employ or establish a consulting relationship between the Company and an Affiliate of any Member or Manager;

(v)   determine the compensation payable to the Manager; provided, however, the parties agree that the Manager's compensation shall be fair, reasonable and commensurate with the Manager's executive responsibilities;

(vi)   incur or assume, directly or indirectly, as principal or guarantor, of any indebtedness for borrowed money;

(vii)   liquidate and dissolve the Company (including, without limitation, instituting an action for judicial dissolution);

(viii)   effect an assignment for the benefit of creditors, or admit in writing the Company's inability to pay its debts as they mature, or petitioning or applying for the appointment of a trustee or other custodian, liquidator or receiver for the Company, or of any substantial part of its assets, or commence any case or other proceeding relating to the Company under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation or similar law of any jurisdiction now or hereafter in effect, or take any action in furtherance of any of the foregoing; or

(ix)   agree to do any of the foregoing.

6.3   <u>Liability</u>. Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Covered Person shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Covered Person.

6.4   <u>Exculpation</u>.

(a)   No Covered Person shall be liable to the Company or any other Covered Person for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of authority conferred on such Covered Person by this Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's fraud, gross negligence, willful misconduct or breach of any other agreement with the Company or with respect to any transaction from which the Covered Person derived an improper personal benefit.

(b)   A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits, losses or income or any other facts pertinent to the existence and amount of assets from which distributions to Members might properly be paid.

6.5   <u>Indemnification</u>.

(a)   The Company shall indemnify and hold harmless each Covered Person to the fullest extent permitted by Applicable Law from and against any and all losses, claims, demands, costs, damages, liabilities (joint or several), expenses of any nature (including reasonable attorneys' fees and disbursements), judgments, fines, settlements, and other amounts ("*Indemnified Costs*") arising from any and all claims, demands, actions, suits, or proceedings, whether civil, criminal, administrative or investigative, in which the Covered Person may be involved, or threatened to be involved as a party or otherwise, arising out of or incidental to the business or activities of or relating to the Company, regardless of whether the Covered Person is a Covered Person at the time any such Indemnified Cost is paid or incurred, except that no Covered Person shall be entitled to be indemnified in respect of any Indemnified Cost incurred by such Covered Person by reason of such Covered Person's bad faith, fraud, gross negligence, willful misconduct or breach of an agreement with the Company or with respect to any transaction from which the Covered Person derived an improper personal benefit; provided, however, that any indemnity under this Section 6.5 shall be provided out of and to the extent of Company assets only, and no Covered Person shall have any personal liability on account thereof.

(b)   The indemnification provided by this Section 6.5 shall be in addition to any other rights to which a Covered Person may be entitled under any agreement, decision of the Manager, as a matter of law or equity, or otherwise, both as to an action in the Covered Person's capacity as a Covered Person, and as to an action in another capacity, and shall continue as to a Covered Person who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns, and administrators of each Covered Person.

(c)   Notwithstanding any other provision of this Section 6.5, the Company shall pay or reimburse Indemnified Costs incurred by a Covered Person in connection with such Person's appearance as a witness on behalf of the Company or other participation at the request of the Company in a proceeding involving or affecting the Company at a time when the Covered Person is not a named defendant or respondent in the proceeding.

6.6   <u>Expenses; Advances</u>. To the fullest extent permitted by Applicable Law, the Company may, in the sole discretion of the Manager, from time to time advance expenses (including reasonable legal fees) incurred by a Covered Person in defending any claim, demand, action, suit or proceeding prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be finally determined that the Covered Person is not entitled to be indemnified as authorized in Section 6.5 hereof.

ARTICLE 7
MEMBERS

7.1   <u>Limited Liability</u>. Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and the Members will not be personally liable for any obligations of the Company and will have no obligation to make contributions to the Company in excess of their respective Capital Contributions.

7.2   <u>No Agency or Authority</u>. No Member is an agent of the Company solely by virtue of being a Member, and no Member has the authority to act for the Company solely by virtue of being a Member, other than the Manager, whose rights and obligations are governed by Article 6 hereof. Any Member who takes any action or purports or attempts to bind the Company in violation of this Section 7.2 shall be solely responsible for any loss and/or expense incurred by the Company, the Manager or any Member as a result of such unauthorized action, and such Member shall indemnify and hold harmless the Company, the Manager and each other Member with respect to such loss and/or expense.

7.3   Transfers of Units.

(a)   Except pursuant to a Permitted Transfer, no Member may Transfer all or any part of his Units unless such Transfer has been made in compliance with this Article 7. A Transferee (other than a Transferee pursuant to a Permitted Transfer) will not become an Additional Member without compliance with this Article 7. In addition, any Transferee (whether or not pursuant to a Permitted Transfer) will not become an Additional Member unless and until the Transferee executes and delivers to the Company a counterpart of this Agreement. Any Additional admitted to the Company in accordance with the terms of this Section 7.3 will succeed to all rights and be subject to all the obligations of the Transferor Member with respect to the Units to which the Transferee Member was substituted.

(b)   Other than in connection with a Permitted Transfer, the Transferor and Transferee will be jointly and severally obligated to reimburse the Company for all reasonable expenses (including reasonable legal fees) in connection with any Transfer or proposed Transfer of a Member's Units.

7.4   Member Withdrawal or Borrowing.   Except as otherwise provided in this Agreement, no Member may (i) withdraw as a Member of the Company, (ii) be required to withdraw as a Member, or (iii) borrow or withdraw any portion of his Capital Contribution or Capital Account from the Company. This Section 7.4 shall not apply to Transfers permitted under this Agreement.

7.5   Admission of Additional Members.   The Manager may, with the prior vote or consent of a Supermajority in Interest, and subject to Sections 6.2(ii) and 7.8 hereof, cause the Company to issue additional Units on terms, including relative rights and preferences, established by the Manager, and amend this Agreement and Schedule A to accommodate the terms of such additional Units. No Person acquiring additional Units that is not currently a Member shall be admitted as a Member unless the Manager and a Supermajority in Interest shall so approve and such Person shall execute and deliver a counterpart of this Agreement. Upon such Person being approved by the Manager and executing the appropriate documentation, such Person shall become an "*Additional Member.*" Notwithstanding anything herein to the contrary, the Manager shall be permitted to amend this Agreement as necessary to evidence the Additional Member and his, her or its Units, including, without limitation, amending Schedule A hereto.

7.6   Right of First Refusal. If any Member (each, an "*Offeror*") proposes to Transfer any Units to any Person (the "*Offeree*"), other than in connection with a Permitted Transfer, the parties hereto shall comply with the following procedures:

(a)   The Offeror, before such Transfer, shall deliver to each other Member written notice (an "*Offer Notice*") of the offer to Transfer (the "*Offer*"). The Offer Notice shall include (i) the number and class of Units to which the Offer relates (the "*Offered Units*"), (ii) the name and address of the proposed Offeree, (iii) the proposed amount and type of consideration (including, if the consideration consists in whole or in part of non-cash consideration, such information available to the Offeror as may be reasonably necessary for the Company and the Members to properly analyze the economic value and investment risk of such non-cash consideration) and the terms and conditions of payment that the Offeror intends to accept. The Offer shall remain open and irrevocable for a period of thirty (30) days from the date on which the Members receive the Offer Notice (the "*Option Period*"). The Members shall have the option (the "*Option*"), during the Option Period, to commit to purchase all, but not less than all, of the Offered Units on the terms and conditions set forth in the Offer Notice. Such commitment to purchase must be in writing and received by the Offeror within the Option Period. Each Member shall have the right to purchase that number of Offered Units determined by multiplying the total number of Offered Units by a fraction, the numerator of which is the number of Units held by the Member, and the denominator of which is the total number of Units held by all Members electing to purchase the Offered Units. Any failure by the Members to respond to the Offer during the Option Period shall be deemed to constitute a waiver of the Option.

(b)   In the event the Members exercise the Option to purchase all the Offered Units, then closing of the sale of the Offered Units shall take place on the date designated as the closing date in the Offer Notice, but in no event sooner than thirty (30) days after the expiration of the Option Period, in the office of the Company, or at such other time and place as may be mutually agreed upon in writing by the Offeror and the purchaser(s) of the Offered Units. At such closing, the parties shall execute such instruments and documents as are necessary or appropriate to consummate the transaction.

(c)   If the other Members do not elect in a timely fashion to purchase all of the Offered Units then the Company shall provide notice of the same (a "*Tag Along Notice*") to the other Members, each, a "*Tag Along Member*"), and (ii) subject to the Tag Along Rights of the Tag Along Members provided in Section 7.7, the Offeror may Transfer to the Offeree the Offered Units, on terms and conditions no more favorable to the Offeree than are described in the Offer Notice, within one hundred eighty (180) days after expiration of the Option Period. If such Transfer is not made within such one hundred eighty (180) day period, the provisions of this Section 7.6 shall again become effective with respect to the proposed Transfer.

7.7   Tag-Along Rights.

(a)   If the Company shall issue a Tag Along Notice to Tag Along Members pursuant to Section 7.6(c) above, then the provisions of this Section 7.7 shall apply.

(b)   Each Tag-Along Member shall have the right (the "*Tag-Along Right*") to participate in the contemplated Transfer at the same price per Offered Unit and otherwise on the same terms and conditions by delivering written notice to the Offeror within ten (10) days (the "*Tag-Along Period*") after delivery of the Tag-Along Notice, which notice shall specify the number of Units that such Tag-Along Member desires to include in such proposed Transfer. If none of the Tag-Along Members gives such notice prior to the expiration of the Tag-Along Period, then the Offeror may Transfer to the Offeree the Offered Units, on terms and conditions no more favorable to the Offeree than are described in the Offer Notice, within one hundred seventy (170) days after expiration of the Tag Along Period. If such Transfer is not made within such one hundred seventy (170) day period, the provisions of this Section 7.6 and this Section 7.7 shall again become effective with respect to the proposed Transfer. If any Tag Along Members have elected to participate in such Transfer, then such Tag-Along Members shall be entitled to include in the contemplated Transfer a number of Units, up to the number equal to the number of Offered Units proposed to be Transferred by the Offeror in the Transfer, multiplied by a fraction (x) the numerator of which is the aggregate number of Units owned by such Tag-Along Member, and (y) the denominator of which is the number of Units owned, in the aggregate, by the Offeror and all participating Tag-Along Members.

(c)   Each participating Tag-Along Member shall join on a pro rata basis (based on the relative number of Units to be Transferred) in any purchase documentation evidencing the Tag-Along transaction (a "*Tag-Along Transaction*") agreed to by the Offeror and all indemnification obligations (including any escrows, hold back or other similar arrangements to support such indemnity obligations) and other obligations to which the Offeror agrees in connection with such transaction (including any representations and warranties given with respect to the business and condition of the Company and representations and warranties relating specifically to such Tag-Along Member (but not the Offeror or any other Tag-Along Member), such as indemnification with respect to representations and warranties given regarding such Tag-Along Member's non-contravention, title and ownership of, and authority to sell, its Units); provided that the liability resulting from any such indemnity or similar obligation shall be several and not joint as among the indemnitors, shall be proportionate to the number of Units being Transferred by such Tag-Along Member, shall not exceed the net proceeds to such Tag-Along Member in connection with such Transfer and that such Tag-Along Member shall not have any liability for any indemnity or similar obligation arising out of any breach of any representation, warranty, covenant or agreement by the Offeror or any other Tag-Along Member. The closing of any Tag-Along Transaction shall occur in accordance with the terms and conditions of such documentation. Each participating Tag-Along Member shall pay his own expenses of any sale and a pro rata share (based on the relative number of Units to be Transferred) of the expenses incurred by the Offeror that are not otherwise reimbursed by the Company in connection with such Transfer.

(d)   The election by any Member not to exercise his rights under this Section 7.7 in any one instance shall not affect the rights of such Member as to any subsequent proposed Transfer.

7.8   Preemptive Rights.

(a)   If the Company proposes to issue, sell or exchange or agrees to issue, sell or exchange in a private transaction (i) any equity security of the Company, including, without limitation, Units, (ii) any debt security of the Company which by its terms is convertible into or exchangeable for any equity security of the Company or (iii) any option, warrant or other right to subscribe for, purchase or otherwise acquire any equity security or any debt security referred to in clause (i) or (ii) above (each a "*Security*" and collectively, "*Securities*") to any Person, the Company shall first offer to sell to each Member a portion of the Securities to be offered equal to the amount of Securities to be offered multiplied by the *pro rata* ownership of Units held by such Member immediately prior to the offering. The Company shall deliver a written offer (the "*Preemptive Rights Offer*") to each Member, as applicable, describing in reasonable detail the Securities being offered (including the amount and class), the purchase price thereof, the payment terms and such Member's percentage allotment. If the Securities being offered are to be offered for property other than cash, the Manager shall make a good faith determination of the fair market value of the property proposed to be received for such Securities and such determination shall constitute the price at which such Securities will be offered for purposes of the Preemptive Rights Offer and this Section 7.8. The Preemptive Rights Offer shall remain open and irrevocable for a period of twenty-five (25) days (the "*Preemptive Rights Period*") from the date of its delivery.

(b)   Each Member may accept the Preemptive Rights Offer by delivering to the Company a written notice of exercise (the "*Exercise Notice*") within the Preemptive Rights Period. Each Member that accepts the Preemptive Rights Offer must purchase all, and not less than all, of such Member's percentage allotment of a class of such offered Securities. Any such purchase by a Member shall be at the same price and on the same terms as such Securities are being offered. If all of the Securities offered to the Members are not fully subscribed by the Members after the initial offer thereof, the Securities which are not so subscribed for will be re-offered to the Members purchasing their full allotment *pro rata* upon the terms set forth in this Section 7.8, except that such Members must exercise their purchase rights under this sentence within five (5) days after receipt of such re-offer.

(c)   The issuance of Securities (against receipt of payment in cash therefor) to the Members who delivered a timely Exercise Notice shall be made on a business day, as designated by the Company, not less than ten (10) and not more than thirty (30) days after expiration of the Preemptive Rights Period on terms and conditions of the Preemptive Rights Offer consistent with this Section 7.8. At the closing of the issuance of the Securities to such Members, the Company shall deliver certificates (if certificated) or other instruments evidencing such Securities against payment in cash of the purchase price therefor, and such Securities shall be issued free and clear of all liens, claims and other encumbrances (other than those arising hereunder and those attributable to actions by the purchasers thereof). At such closing, all of the parties to the transaction shall execute such additional documents as are otherwise necessary or appropriate.

(d)   To the extent such Members fail to exercise in full the preemptive rights set forth in this Section 7.8 within the Preemptive Rights Period, the Company shall have one hundred twenty (120) days thereafter to sell the Securities not elected to be purchased by such Members, at the price and upon terms no more favorable to the purchasers of such Securities than specified in the Preemptive Rights Offer. In the event the Company has not sold the Securities within such one hundred twenty (120) day period, the Company shall not thereafter issue or sell any Securities without first offering such Securities in the manner provided in this Section 7.8.

(e)   Notwithstanding the foregoing, (i) no Member shall have purchase rights under this Section 7.8 in connection with the issuance of Securities by the Company as approved by the Manager and the Supermajority in Interest; and (ii) no Member shall have purchase rights under this Section 7.8 unless such Member is an accredited investor within the meaning of the Securities Act.

ARTICLE 8
ACCOUNTS

8.1   Books. The Manager shall maintain or cause to be maintained complete and accurate books of account of the Company's affairs at the Company's principal office, including a list of the names and addresses of all Members and the aggregate Capital Contributions of each Member. The books and records of the Company shall be maintained on a cash basis and in accordance with Code Section 704(b) and the regulations promulgated thereunder. The Company shall permit any Member and his employees, members, stockholders, partners, counsel and other authorized representatives (collectively, the "*Authorized Representatives*"), during normal business hours and upon reasonable advance notice (which shall not be less than one business day's prior notice) to (i) visit and inspect the assets and properties of the Company, (ii) examine the books of accounts and records of the Company, and make copies of such records and (iii) discuss all aspects of the Company with any officers, employees or accountants of the Company; provided, however, that (x) such investigation shall not unreasonably interfere with the operations of the Company and (y) such investigation by any Authorized Representative shall be made subject to the confidentiality provisions set forth in Section 12.17 hereof.

8.2   Reports, Returns and Audit. The Manager will furnish or will cause to be furnished to each Member within 90 days after the end of each calendar year a full and complete copy of Federal Form 1065 and, within 15 days after receipt thereof, any notice of audit from a Governmental Authority. In addition, the Manager will furnish or will cause to be furnished to each Member within 90 days after the end of each calendar year, (i) an unaudited balance sheet of the Company as of the end of such Fiscal Year, and (ii) an unaudited statement of income and statement of cash flows of the Company for such year.

8.3   Fiscal Year. The fiscal year of the Company for both financial reporting and tax purposes (the "*Fiscal Year*") shall be the calendar year or as otherwise required by Section 706 of the Code.

8.4   Method of Accounting. The books and accounts of the Company shall be maintained using the [●] method of accounting for financial reporting purposes and tax purposes.

8.5   Tax Returns. The Tax Matters Partner shall cause to be prepared and filed on a timely basis all federal, state and local tax returns required of the Company.

8.6   Bank Accounts. All funds of the Company will be deposited in its name in an account or accounts maintained with such bank or banks selected by the Company. The funds of the Company will not be commingled with the funds of any other Person. Checks will be drawn upon the Company account or accounts only for the purposes of the Company and shall be signed by authorized officers of the Company.

8.7   Other Information. The Manager may release such information concerning the operations of the Company to such sources as is customary in the industry or required by law or regulation or by order of any regulatory body. For the term of the Company and for a period of four years thereafter, the Manager shall cause to be maintained and preserved all books of account and other relevant documents.

ARTICLE 9
DISSOLUTION

9.1   Dissolution. The Company shall be dissolved and its affairs shall be wound up upon the earliest to occur of:

> (i)   the determination of holders of a Supermajority in Interest; or

> (ii)   the entry of a decree of judicial dissolution upon application of a Member pursuant to Section 18-802 of the Act.

Any other provision of this Agreement to the contrary notwithstanding, no withdrawal, assignment, removal, bankruptcy, insolvency, death, incompetency, termination, dissolution or distribution with respect to any Member or any Unit will affect a dissolution of the Company.

9.2   Liquidation of Company.

(a)   *Liquidation.* Upon dissolution, the Company will be liquidated in an orderly manner. The Manager will serve as the liquidator to wind up the affairs of the Company pursuant to this Agreement; *provided*, that if there are no Manager, a Supermajority in Interest shall select the liquidator. The Person or Persons who act as the liquidator under this Section 9.2 are referred to herein as the "*Liquidator*."

(b)   *Liquidation Procedure*. Promptly following dissolution, the Liquidator shall within a reasonable period of time cause the Company's assets and properties to be liquidated for cash in an orderly and businesslike manner so as not to involve undue sacrifice (which liquidation shall not involve any material sale or disposition of assets or properties of the Company to any Member or any Affiliate of a Member unless, in any such case, such sale or disposition is on terms that are no less favorable to the Company than would be reasonably available in an arm's length transaction).

(c)   *Final Allocation and Distribution*. Upon dissolution of the Company and liquidation of its assets and properties as set forth above, a final allocation of all items of income, gain, loss and deduction will be made in accordance with Article 4, and proceeds arising from such liquidation shall be distributed or used as follows and in the following order of priority:

(i)   first, for the payment of the Company's liabilities and obligations to its creditors (including creditors that are also Members) in the order of priority required by law, and the expenses of liquidation;

(ii)   second, to the setting up of any reserves that the Liquidator may deem reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company (which reserves when they become unnecessary shall be distributed in accordance with the provisions of (3) below;

(iii)   third, to each Member, such Member's unreturned Capital Contribution (paid or credited to his Capital Account), *provided, however,* that if the assets and funds available for distribution pursuant to this clause (iv) shall be insufficient to permit the payment to each Member such Member's full unreturned Capital Contribution, then the available assets and funds shall be distributed ratably among the Members in proportion to the relative holdings of Units; and

(iv)   fourth, to the Members, in proportion to their respective positive Capital Account balances.

9.3   Liability for Return of Capital Contributions. Each Member, by its execution of this Agreement, agrees that liability for the return of his Capital Contribution is limited to the Company's assets and, in the event of an insufficiency of such assets to return the amount of its Capital Contribution, hereby waives any and all claims whatsoever, including any claim for additional contributions that it might otherwise have, against any of the Company's agents or representatives (in each case unless there has been fraud, gross negligence or willful misconduct) by reason thereof. Each Member shall look solely to the Company and its assets for all distributions with respect to the Company and his Capital Contribution thereto, and shall have no recourse therefor (upon dissolution or otherwise) against any of the Company's agents or representatives (in each case unless there has been fraud, gross negligence or willful misconduct).

ARTICLE 10
WAIVERS; AMENDMENTS

The rights and obligations of the Company and all other parties hereto under this Agreement may be waived (either generally or in a particular instance, either retroactively or prospectively, and either for a specified period of time or indefinitely) or amended, or amended and restated, and, the Certificate may be amended, or amended and restated, if and only if such waiver or amendment is consented to in writing by all Members

ARTICLE 11
NOTICES

All demands, notices, requests, consents and other communications required or permitted under this Agreement shall be in writing and shall be (i) personally delivered, (ii) sent by electronic transmission (with a confirmation copy sent by one of the other methods authorized in this

Section), (iii) sent by a reputable commercial overnight delivery service (including Federal Express and U.S. Postal Service overnight delivery service) or (iv) deposited with the U.S. Postal Service mailed first class, registered or certified mail, postage prepaid, as set forth below:

        (i)   If to the Company, to it at the address set forth in Section 2.4 hereof,

        (ii)   If to any Member, to its address set forth on Schedule A.

Notices shall be deemed given upon the earlier to occur of (i) receipt by the party to whom such notice is directed; (ii) if sent by electronic transmission, on the day (other than a Saturday, Sunday or legal holiday in the jurisdiction to which such notice is directed) such notice is sent if sent (as evidenced by the facsimile confirmed receipt) prior to 5:00 p.m. Eastern Time and, if sent after 5:00 p.m. Eastern Time, on the day (other than a Saturday, Sunday or legal holiday in the jurisdiction to which such notice is directed) after which such notice is sent; (iii) on the first day (other than a Saturday, Sunday or legal holiday in the jurisdiction to which such notice is directed) following the day the same is deposited with the commercial courier if sent by commercial overnight delivery service; or (iv) the fifth day (other than a Saturday, Sunday or legal holiday in the jurisdiction to which such notice is directed) following deposit thereof with the U.S. Postal Service as aforesaid. Each party, by notice duly given in accordance herewith, may specify a different address for the giving of any notice hereunder.

ARTICLE 12
MISCELLANEOUS

12.1 <u>Entire Agreement</u>. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof, and supersedes any prior or contemporaneous oral or written agreement or understanding among the parties hereto with respect to the subject matter hereof.

12.2 <u>Governing Law</u>. This Agreement shall be construed in accordance with and governed by the internal laws of the State of Connecticut, without regard to principles of conflicts of law.

12.3 <u>Jurisdiction</u>. THE COMPANY AND EACH MEMBER AGREES THAT ALL PROCEEDINGS (IN CONTRACT, IN TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY RELATIONSHIPS BETWEEN THE PARTIES HEREUNDER AND ANY DISPUTES WITH RESPECT TO ANY OF THE FOREGOING SHALL BE COMMENCED AND PROSECUTED EXCLUSIVELY IN THE SUPERIOR COURTS OF THE STATE OF CONNECTICUT, AND ANY STATE APPELLATE COURTS THEREFROM (OR, IF THE CONNECTICUT SUPERIOR COURTS DO NOT HAVE TO ACCEPT JURISDICTION OVER A PARTICULAR MATTER, THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF CONNECTICUT (COLLECTIVELY, THE "CONNECTICUT COURTS"). THE COMPANY AND EACH MEMBER WAIVES ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE

OF ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY RELATIONSHIPS BETWEEN THE PARTIES HEREUNDER AND ANY DISPUTES WITH RESPECT TO ANY OF THE FOREGOING IN ANY OF THE CONNECTICUT COURTS. THE COMPANY AND EACH MEMBER WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH PROCEEDING IN ANY OF THE CONNECTICUT COURTS. THE COMPANY AND EACH MEMBER CONSENTS AND SUBMITS TO THE EXCLUSIVE PERSONAL JURISDICTION OF ANY OF THE CONNECTICUT COURTS IN RESPECT OF ANY SUCH PROCEEDING.

12.4 <u>Waiver of Jury Trial</u>. EACH OF THE PARTIES HERETO HEREBY VOLUNTARILY AND IRREVOCABLY WAIVES TRIAL BY JURY IN ANY ACTION OR OTHER PROCEEDING BROUGHT IN CONNECTION WITH THIS AGREEMENT. EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND THAT MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF THE OTHER PARTY. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. EACH OF THE PARTIES HERETO ACKNOWLEDGES THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO THIS AGREEMENT. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT HE OR IT HAS REVIEWED OR HAD THE OPPORTUNITY TO REVIEW THIS WAIVER WITH HIS OR ITS RESPECTIVE LEGAL COUNSEL, AND THAT HE OR IT KNOWINGLY AND VOLUNTARILY WAIVES HIS OR ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH SUCH LEGAL COUNSEL. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

12.5 <u>Legend</u>. The Members acknowledge and agree that, in the event the Manager shall determine to certificate the Units, there will be placed on the certificates for (or other evidences of) the Units, or any substitutions therefor, a legend stating in substance as follows, and the Member understands and agrees that the Company may refuse to permit the transfer of the Units out of the Member's name and that the Units must be held indefinitely in the absence of compliance with the terms of such legend:

> "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "*SECURITIES ACT*"), OR THE SECURITIES LAWS OF ANY STATE OR COUNTRY, AND WERE ISSUED IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. THE SECURITIES REPRESENTED HEREBY ARE

SUBJECT TO RESTRICTIONS ON TRANSFER AND RESALE UNDER THAT CERTAIN SECOND AMENDED AND RESTATED LIMITED LIABILTIY COMPANY AGREEMENT DATED MAY [●], 2021, AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT (I) AS PERMITTED UNDER THE SECURITIES ACT PURSUANT TO REGISTRATION OR EXEMPTION FROM REGISTRATION REQUIREMENTS THEREUNDER (II) AS PERMITTED UNDER OTHER APPLICABLE LAWS, AND (III) IN COMPLIANCE WITH SUCH LLC AGREEMENT. IN CONNECTION WITH ANY TRANSFER OF THIS SECURITY OR ANY INTEREST OR PARTICIPATION HEREIN, THE SELLER MUST, PRIOR TO SUCH TRANSFER, FURNISH TO THE COMPANY SUCH CERTIFICATIONS, LEGAL OPINIONS OR OTHER INFORMATION AS IT MAY REQUIRE TO CONFIRM THAT SUCH TRANSFER IS BEING MADE PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO THE SECURITIES ACT.”

12.6   Equitable Remedies. The parties hereto agree that irreparable harm would occur in the event that any of the agreements or provisions of this Agreement were not performed fully by the parties hereto in accordance with their specific terms or conditions or were otherwise breached, and that money damages are an inadequate remedy for breach of the Agreement because of the difficulty of ascertaining and quantifying the amount of damage that will be suffered by the parties hereto in the event that this Agreement is not performed in accordance with its terms or conditions or is otherwise breached. It is accordingly hereby agreed that the parties hereto shall be entitled to an injunction or injunctions, without the necessity of proving actual damages, to restrain, enjoin and prevent breaches of this Agreement by the other parties and to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction, such remedy being in addition to and not in lieu of, any other rights and remedies to which the other parties are entitled to at law or in equity.

12.7   Recovery of Expenses.   Each party hereto (the “*Breaching Party*”) further covenants and agrees to indemnify, reimburse and hold the other parties hereto harmless from and against all costs and expenses, including reasonable legal fees and expenses, incurred by such parties in connection with or arising out of any proceeding instituted by such parties against the Breaching Party to enforce the terms and provisions of this Agreement if such parties are successful in whole or in part in such proceeding.

12.8   Binding Effect. Except as otherwise provided herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective legal representatives, heirs, successors and permitted assigns.

12.9   Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

12.10   Headings. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

12.11   No Third- Party Beneficiaries. Nothing in this Agreement is intended to, or will, create any rights to any party other than a party that is a signatory hereto or who becomes a Member in accordance with the terms of this Agreement and their respective successors and assigns.

12.12   Tax Matters Partner. The Manager is hereby designated as the "tax matters partner" of the Company (the "*Tax Matters Partner*") in accordance with Code Section 6231(a)(7) and the Treasury Regulations promulgated thereunder. The Tax Matters Partner shall promptly advise each Member of any audit proceedings proposed to be conducted with respect to the Company. The Tax Matters Partner shall not make any tax elections or settle or compromise any tax liability or tax audit without the prior written consent of the Manager. The Tax Matters Partner shall take such actions as are necessary to make each Member a notice partner within the meaning of Code Section 6231.   The Tax Matters Partner may be removed, and a new Tax Matters Partner appointed, by the Manager in accordance with the Code and the Treasury Regulations promulgated thereunder.

12.13   Restrictive Covenants.

(a)   At all times during which a Person is a Member subject to this Agreement, and thereafter without limitation of time, such Person shall not at any time make, publish or communicate to any Person any disparaging remarks, comments or statements that impugn the character, honesty, integrity, morality, business acumen or abilities of the individual or entity being disparaged, concerning the Company, the Manager, or any other Member, or any of their respective Affiliates.

(b)   At all times during which an Person is a Member, and for a period of twelve (12) months thereafter, such Person shall not directly, or indirectly on behalf of any other Person, (i) solicit, induce or encourage the withdrawal of any Member or the resignation of the Manager, officer or employee of the Company or any of its Affiliates, or (ii) interfere, or attempt to interfere, in any way with the relationship between the Company, its Affiliates, and any of its or their respective Managers, officers or employees, consultants, customers, contract counterparties, or vendors.

(c)   At all times during which a Person is a Member, and for a period of twenty-four (24) months thereafter, such Person shall not, directly or indirectly, engage in any activity that competes with the businesses of the Company, solicit the employees, consultants, customers, contract counterparties, or vendors of the Company, or in any way interfere or attempt to interfere with any relationships between the Company and its Affiliates and any of the foregoing.

(d)   Each Member acknowledges that any breach or attempted or threatened breach of any provisions of this Section 12.13 would cause irreparable injury to the Company not compensable in money damages and that the Company shall be entitled, in addition to all other applicable remedies (including liquidated damages separately agreed to in writing), to obtain a temporary and a permanent injunction and a decree for specific performance of this Section 12.13 without being required to prove damages or furnish any bond or other security.

12.14   Ownership of Developments and Intellectual Property.

(a)   Each Member shall keep and maintain accurate, detailed and legible records of all work performed by them and other Persons on behalf of the Company, including, but not limited to, all work product and other ideas created and implemented during all periods in which the Company or any Related Company continues its legal existence.

(b)   Each Member acknowledges that the Company shall be the sole owner of all the results and proceeds of the services of such Member, as it relates to the business of the Company, including but not limited to, all formulas, copyrights, inventions, developments, discoveries, other improvements, data, documentation, drawings, charts, and other written, audio and/or visual materials relating to methods, products, processes, or programs in connection with or useful to the business of the Company (collectively, the "*Developments*") which each such Member, by himself or itself or in conjunction with any other Person, may conceive, make, acquire, acquire knowledge of, develop or create during the period of the relationship between the Company and such Member, free and clear of any claims by such Member of any kind or character whatsoever.

(c)   Any work performed or Developments created by a Person while he or it was a Member shall be deemed to constitute "Work Made for Hire" as defined in the U.S. Copyright laws and is owned by and for the express benefit of the Company. In the event it should be established that any such property does not qualify as a Work Made for Hire, such Person agrees, for itself and for and on behalf of any natural person acting for its benefit or on its behalf, to:

> (i)   assign to the Company all of such Person's right, title, and interest in and to such work product including, but not limited to, all copyrights and other proprietary rights;

> (ii)   assign to the Company any and all inventions, copyrightable material, trade secrets or other work conceived, developed or otherwise performed thereby that are related to the business of the Company or its internal practices or processes; and

> (iii)   at the expense of the Company, do whatever the Company deems necessary to further document its ownership of any such property.

(d)   Nothing in the foregoing Sections 12.14(c)(i)-(iii) shall be construed to diminish or affect the validity or enforceability of any prior assignment of any such Developments or property to the Company. Each Member hereby agrees that he or it shall, at the request of the Company and at his or its expense, execute or cooperate with the Company in any copyright applications, execute such assignments, certificates or other instruments, and do any and all other acts, as the Company may from time to time reasonably deem necessary or desirable to evidence, establish, maintain, perfect, protect, enforce or defend the right, title and interest of the Company in or to any such Developments.

12.15   Confidentiality.

(a)   The Members acknowledge that, as a consequence of their business relationship and activities with each other hereunder, certain trade secrets and information of a proprietary or confidential nature relating to their respective businesses and customers and the business and customers of the Company have been and will be disclosed to each other, including, without limitation, the terms of this Agreement, the information accessed or delivered pursuant to Article 8 of this Agreement, certain technology and information about trade secrets, inventions, products, services, patents, licenses, research projects, costs, special methods, processes, techniques, protocols, treatment or composition of material, plans for future development, market analyses, product uses, projects and plans, information regarding their financial status, customers, profits, profit margins and project costs, quality assurance study results, pricing information, material and labor costs and certain other information of commercial value that is not known generally or publicly outside of their respective businesses or the businesses of the Company and its Subsidiaries (collectively, "*Confidential Information*"). Confidential Information does not include information which (i) becomes generally available to the public other than as a result of a disclosure by a Member in violation of this Section 12.15, (ii) was available to a Member on a non-confidential basis prior to its disclosure to such Member by the Company, any of its Subsidiaries, any of their representatives or agents, or (iii) becomes available to a Member on a non-confidential basis from a source other than the Company or any of its representatives or agents, *provided*, that such source is not bound by a confidentiality agreement with the Company or any of their representatives or agents or otherwise prohibited from transmitting the information to such Member.

(b)   Each Member acknowledges that such Confidential Information is of considerable importance and may be the result of the incurrence of substantial costs and expense and the expenditure of substantial development time and agrees that his or its relationship to the other Members and to the Company with respect to such Confidential Information shall be fiduciary in nature. The Members will each hold in confidence and not disclose (except to such Member's Affiliates, accountants, attorneys, other advisors and equity holders), nor make use of Confidential Information, except (i) as required to fulfill the rights and obligations of the Members hereunder (including such disclosure as is reasonably required in connection with any Transfer of Units), (ii) as authorized in writing by the Manager or (iii) as required by Applicable Law. The Members acknowledge that, in the event of such disclosure to a third party, other than a disclosure required by Applicable Law, such third party shall be required to maintain the confidentiality of the Confidential Information to the same extent as the Members.

12.16 <u>Counterparts; Copies Reliable and Admissible</u>. This Agreement, and any amendment, consent, resolution or other writing delivered in connection herewith (consisting of one set of textual pages and signature pages, each signed by one of the Members, and collectively exhibiting the signatures of all Members, may be executed in any number of counterparts, each of which shall be deemed an original, but all of which, when taken together, shall constitute one and the same agreement. Any electronically transmitted signature or photocopy of a signature to this Agreement shall be deemed an original signature to this Agreement and shall have the same force and effect as an original signature. For purposes of this Section, an "electronically transmitted signature" means a manually-signed original signature that is sent in the form of a facsimile or sent via the internet as a "PDF" (portable document format) or other replicating image attached to an e-mail message or any other signatures given and/or delivered by any reliable electronic means (e.g., facsimile or PDF, Tiff and JPEG files) shall be binding upon the parties for all purposes. The signature of a Member on a signature page intended by such Member to be appended to a counterpart shall be deemed to be a signature to, and may be appended to, any counterpart, and the signature of a Member to any counterpart shall be deemed to be a signature to, and may be appended to, any other counterpart.

12.17 <u>Further Assurances</u>. The Members shall from time to time execute or cause to be executed all other documents or cause to be done all filing, recording, publishing, or such other acts as the Manager may deem necessary or desirable to comply with the requirements for the operation of a limited liability company under the laws of the State of Connecticut and all other jurisdictions in which the Company may from time to time conduct business.

12.18 <u>Termination of Agreement</u>. Upon the consummation of (i) the dissolution of the Company in accordance with Section 9.1, or (ii) a Sale Event in which the Company is not the surviving entity, except as provided in the next sentence, all rights and obligations of the parties under this Agreement shall terminate immediately and be of no further effect. Notwithstanding the preceding sentence, all Sections which, by their nature, are intended to extend beyond termination will survive the termination of this Agreement.

12.19 <u>Scope</u>. If any one or more of the provisions of this Agreement shall for any reason be held to be excessively broad as to time, duration, geographical scope, activity, or subject, each such provision shall be construed, by limiting and reducing it, so as to be enforceable to the extent compatible with Applicable Law then in force.

12.20 <u>No Waiver</u>. No waiver by any party to this Agreement at any time of a breach by a party of any provision of this Agreement to be performed by such other party shall be deemed a waiver of any similar or dissimilar provisions of this Agreement at the same or any prior or subsequent time.

[*Signature Page and Schedules A and B follow*]

IN WITNESS WHEREOF, the parties hereto have caused their duly authorized representatives to execute this Agreement as their act and deed, to be effective as of the day and year first above written.

_____

_____

_____

SCHEDULE A
Members

(As of March [●], 2021)

Name and Address of Member	Total Units	Equity Percent
Brian Miller 78 Seir Hill Road Wilton, CT 06897	860	86%
Fish Taco Ventures, LLC 1 Eliot Place, Third Floor Fairfield, CT 06824	140	14%
Totals	1,000	100%

SCHEDULE B

Definitions

1. <u>Definitions</u>. The following capitalized terms used in this Agreement have the following meanings:

"*Act*" means the Connecticut Uniform Limited Liability Company Act, as it may be amended from time to time, and any successor to the Act.

"*Affiliate*" of any specified Person (the "*Specified Person*") means any other Person and, where the other Person is an individual, any Family Member of such Person, (a) that directly or indirectly controls, is controlled by or is under common control with the Specified Person, (b) who is an officer, director, manager, or trustee of, or serves in a similar capacity with respect to, or, together with its Affiliates, holds (either directly or indirectly) in excess of 10% of a given class of the outstanding equity securities of such Specified Person, (c) of which the Specified Person or any Affiliate (as defined in clause (b) above) of the Specified Person is an officer, director, manager, or trustee, or serves in a similar capacity with respect to, or, together with its Affiliates, holds (either directly or indirectly) in excess of 10% of the outstanding equity securities, or (d) where the Specified Person is an individual, who is a Family Member of such Specified Person. For purposes of this definition, the term "*control*" means any of the relationships described in clauses (b) and (c) above or the power, whether direct or indirect, to direct or cause the direction of the management or policies of a Person, whether through the ownership of securities, by contract or otherwise.

"*Agreement*" means this Agreement, as amended, supplemented or restated from time to time.

"*Applicable Law*" means all provisions of laws, statutes, ordinances, rules, regulations, permits, certificates or orders of any Governmental Authority applicable to the Company, any Member or any of its Affiliates and all judgments applicable to any Member or any of its Affiliates.

"*Capital Account*" of a Member means the account maintained by the Company for each Member pursuant to Section 3.3.

"*Capital Contributions*" of a Member means the amount of cash and/or the fair market value of property (net of liabilities secured by such property that the Company is considered to assume or take subject to under Section 752 of the Code) contributed by such Member to the Company.

"*Code*" means the Internal Revenue Code of 1986, as amended.

"*Compensation*" means and includes any and all wages, salaries, bonuses, incentives, commissions, royalties, fees, compensation, deferred compensation, remuneration, guaranteed payments, qualified or non-qualified plan contributions, benefits, or other income paid or payable in cash or in kind by the Company to or for the benefit of any Company Manager, Officer, employee, consultant, agent or representative.

"*control*" has the meaning set forth in the definition of "Affiliate."

"*Covered Person*" means the Manager and each Member.

"*Distribution*" shall mean a distribution of cash or property by the Company to a Member or Transferee.

"*Equity Percent*" shall mean that percentage of ownership in the Company represented by the Units owned by each Member, as set forth on Schedule A.

"*Family Member*" shall mean, as applied to any Person who is an individual, such individual's spouse, child, grandchild or other lineal descendent thereof, an in-law of such individual, or a child, grandchild or other lineal descent of such in-law, and each trust, limited partnership, limited liability company or other entity created for the exclusive benefit of one or more of such Persons and/or the Person himself.

"*Governmental Authority*" means any national, federal, state, local or regional (whether domestic or foreign) government, authority, instrumentality, department, commission, board, bureau, agency or court.

"*Indebtedness*" means all obligations, contingent and otherwise, which in accordance with Generally Accepted Accounting Principles should be classified on the obligor's balance sheet as liabilities, including, without limitation, in any event and whether or not so classified: (i) all funded debt and similar monetary obligations, whether direct or indirect; (ii) all liabilities secured by any mortgage, pledge, security interest, lien, charge or other encumbrance existing on property owned or acquired and subject thereto, whether or not the liability secured thereby shall have been assumed; (iii) all guaranties, endorsements (other than for deposit) and other contingent obligations, whether direct or indirect in respect of Indebtedness or performance of others, including any obligation to supply funds to or in any manner to invest in, directly or indirectly, the debtor, to purchase Indebtedness, or to assure the owner of Indebtedness against loss, through an agreement to purchase goods, supplies or services for the purpose of enabling the debtor to make payment of the Indebtedness held by such owner or otherwise; and (iv) obligations to reimburse issuers of any letters of credit.

"*Lien*" means (i) any encumbrance, mortgage, pledge, lien, charge or other security interest of any kind upon any property or assets of any character, or upon the income or profits therefrom; (ii) any acquisition of or agreement to have an option to acquire any property or assets upon conditional sale or other title retention agreement, device or arrangement (including a capitalized lease); or (iii) any sale, assignment, pledge or other transfer for security of any accounts, general intangibles or chattel paper, with or without recourse.

"*Permitted Transfer*" means: (i) in the case of any Member that is a natural person, any Transfer of Units to a Family Member of such Member solely for estate planning purposes; or (ii) a Transfer of Units pursuant to a Sale Event.

"*Person*" means any individual, sole proprietorship, partnership, joint venture, limited liability company, limited liability partnership, trust, estate, unincorporated organization, association, corporation, institution or other entity.

"*Profits*" and "*Losses*" means, for each Fiscal Year, an amount equal to the Company's taxable income or loss for such Fiscal Year, determined for federal income tax purposes in accordance with Section 703(a) of the Code (but including in taxable income or loss, for this purpose, all items of income, gain, loss, deduction or credit required to be stated separately pursuant to Section 703(a)(1) of the Code), with the following adjustments:

(i)   any income of the Company exempt from federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this definition shall be added to such taxable income or loss; and

(ii)   any expenditures of the Company described in Section 705(a)(2)(B) of the Code (or treated as expenditures described in Section 705(a)(2)(B) of the Code pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(i)) and not otherwise taken into account in computing Profits or Losses pursuant to this definition shall be subtracted from such taxable income or loss.

"*Sale Event*" means any of the following: (i) a merger or consolidation of the Company into or with any other Person or Persons who are not Affiliates of the Company, or a sale, exchange, conveyance or other disposition of equity securities of the Company in a single transaction or a series of related transactions, under circumstances in which the equity holders of the Company immediately prior to such merger, consolidation, sale, transaction or first of such series of transactions, possess less than a majority in voting power of the Company's or any successor entity's issued and outstanding equity securities immediately after such merger, consolidation, transaction, sale or series of such transactions or (ii) a single transaction or series of related transactions pursuant to which a Person or a group of Persons acting in concert acquire all or substantially all of the Company's assets.

"*Supermajority in Interest*" of the Members means Members who, in the aggregate, own more than 85% of the issued and outstanding Units.

"*Transfer*" means, with respect to any Unit, property, asset or other right or interest, when used as a verb, to sell, assign, transfer, exchange, distribute, devise, gift, grant a Lien on, or otherwise dispose of such Unit, property, asset or other right or interest, in whole or in part, or, when used as a noun, the sale, assignment, transfer, exchange, distribution, devise, gift, granting of a Lien, or other disposition of such Unit, property, asset or other right or interest, in whole or in part, in either case whether pursuant to a sale, merger, combination, consolidation, reclassification or otherwise, and whether voluntarily or by operation of law.

"*Treasury Regulations*" means the final and temporary income tax regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"*Units*" means collectively, the equity interests of Members in the Company.